Exhibit 99.1

Contact:          Kenneth A. Budde
                  Chief Financial Officer
                  AKI, Inc.
                  (423) 624-3301
                  For Immediate Release


                AKI HOLDING CORP. AND ITS WHOLLY OWNED SUBSIDIARY
                   AKI, INC. NAMES SUCCESSOR TO ROGER BARNETT
                        TO GUIDE COMPANY INTO NEXT PHASE

                  WILLIAM J. FOX NAMED CHIEF EXECUTIVE OFFICER

                    Strong Second Quarter Earnings Announced


         NEW YORK, Feb. 2--Roger Barnett, President and CEO of AKI Holding Corp. and AKI, Inc. ("AKI") the world's leading marketer of cosmetics sampling products, today announced the appointment of a new CEO under the ownership of DLJ Merchant Banking Partners, to guide the company in the next phase of its development. The new CEO, William J. Fox, leaves Revlon, Inc. (NYSE:REV) as President of Strategic and Corporate Development, Revlon Worldwide. Mr. Fox joins AKI on Feb. 1, 1999 as Chief Executive Officer. Mr. Barnett will remain a member of AKI's Board of Directors and a minority shareholder of the Company.

         Mr. Fox has significant global experience working with consumer branded products enhancing strategic prospects as well as implementing operational efficiencies. Most recently, Mr. Fox served as Senior Executive Vice President and member of the Board of Directors of Revlon, Inc. and Revlon Consumer Products Corporation. His various responsibilities at Revlon also included CEO-Revlon Technologies and, from 1991 through 1997, he was also Revlon's Chief Financial Officer. In addition, Mr. Fox has been Senior Vice President of MacAndrews & Forbes Holdings Inc. (the indirect parent of Revlon). Mr. Fox joined MacAndrews in 1983 after six years at Coopers and Lybrand. He is a graduate of the Pace University Lubin School and Graduate Business School. Mr. Fox is also the Vice Chairman of The Board and a Director of the Hain Food Group Inc.(NASDAQ:HAIN).

         As the leader of AKI for the past five years, Mr. Barnett has played an instrumental role in transforming the company from a domestic marketer of fragrance samplers into the world's leading marketer of sampling products for the cosmetics and consumer product industries. Mr. Barnett said, "After selling AKI and working with the new owners to strongly position the company for the future, I am now able to pursue other entrepreneurial activities. I am very proud of the management team at AKI and what we have been able to accomplish during the past five years. With our successful expansion into cosmetics and consumer products sampling, the Company has never been stronger."

         Thompson Dean, Chairman of AKI and Managing Partner of DLJ Merchant Banking Partners, the controlling shareholder of AKI, Said, "We have tremendous confidence in AKI's market position and future prospects. We are delighted that Bill Fox is joining our team to continue the strong momentum generated by Roger Barnett."

         Mr. Fox Said, "I am excited about this opportunity to lead one of the most innovative companies in the cosmetics and personal care products industry. The AKI team has done a tremendous job of building its business into a global presence and positioning it for further growth and market expansion. I look forward to developing AKI's proprietary product portfolio by providing technologically sophisticated marketing solutions designed to fit our customer's needs. AKI is uniquely positioned to provide strategic assistance to its customers and to broaden the variety of industries it serves."

         DLJ Merchant Banking Partners II, L.P., a $3 billion fund dedicated to private equity and equity-related investments, seeks significant capital appreciation through domestic and international investment in common or preferred stock and debt of other securities in leveraged acquisitions and corporate joint ventures.

         Since its formation in November 1996, DLJ Merchant Banking Partners II, L.P. has consummated (or contracted to consummate) 26 transactions valued at approximately $12 billion, the largest of which include Ameriserve, Duane Reade, Insilco, Thermadyne and Von Hoffman Press.

         AKI today also announced second quarter results for the period ended Dec. 31, 1998.

         In June 1998, AKI, Inc. issued $115 million of 10 1/2% Senior Notes due 2008 and AKI Holding Corp. issued $50 million of 13 1/2% Senior Discount Debentures due 2009. These issues were completed under Rule 144A of the Securities Act of 1933 and the company has completed an exchange offer for these securities as prescribed by the terms of the offerings.

         Net sales for the 2nd quarter ended December 31, 1998 increased $4.4 million, or 27.5 percent, to $20.4 million compared with $16.0 million in the 1997 period. The net sales increase resulted from increases in the sales of fragrance sampling products, sales to other categories of the cosmetics industry and sales to the consumer products market. Increases in domestic fragrance sampling products resulted primarily from the 3M Acquisition. Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased $1.5 million or 50.0 percent to $4.5 million compared with $3.0 million for 1997. The increase in EBITDA resulted primarily from the gross profit associated with the increased sales and decreases in raw material costs, partially offset by increased costs associated with the outsourcing of European production and increased selling, general and administrative costs reflecting net increases in executive compensation following the acquisition of the company.

         Net sales for the six months ended December 31, 1998 increased $6.5 million, or 17.1 percent, to $44.5 million compared with $38.0 million in the 1997 period. The net sales increase resulted from increases in the sales of fragrance sampling products sales to other categories of the cosmetics industry. Increases in domestic fragrance sampling products resulted primarily from the 3M Acquisition. EBITDA increased $2.0 million or 22.2 percent to $11.0 million compared with $9.0 million for 1997. The increase in EBITDA resulted primarily from the gross profit associated with the increased sales and decreases in raw material costs, partially offset by increased costs associated with the outsourcing of European production and with the initial production runs of certain new products, and increased selling, general and administrative costs reflecting net increases in executive compensation following the acquisition of the company.

         Statements made in this press release that state the company's or management intentions, beliefs, expectations of predictions for the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. In addition to the factors set forth above, other important factors that could cause actual results to differ materially include, but are not limited to general economic and business conditions, industry trends, the loss of major customers or suppliers, the timing of orders received from customers, cost and availability of raw materials, changes in business strategy or development plans, availability and quality of management, and availability, terms and deployment of capital. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings. Copies of these filings may be obtained by contacting the company or SEC. The company disclaims any intention or obligation to update or review any forward-looking Statements, whether as a result of new information, future events or otherwise.

                                                              AKI, Inc.
                                                          December 31, 1998
                                                           (In thousands)

                                                      Three months                                              Six months
                                                    ended December 31,                                       ended December 31,


                                                           1997                    1998                   1997               1998
                                                           ----                    ----                   ----               ----

Summary Income
Statement Data:

Net Sales                                                  16,049                  20,437                 37,977             44,461
Gross Profit                                                4,884                   6,777                 13,190             15,380
Selling, general &
administrative expenses                                     2,871                   3,294                  6,187              6,409
Income from operations                                      1,579                   2,331                  6,259              6,668
Interest expense                                            1,954                   3,244                  3,405              6,454
Net Income (loss)                                           (446)                   (970)                  1,350              (697)

Other Data:

Depreciation & amortization                                 1,404                   2,188                  2,805              4,374
Capital Expenditures                                          450                     979                    898              1,657
EBITDA                                                      2,983                   4,519                  9,064             11,042

Summary Balance
Sheet Data:

Cash                                                                                                       2,277              7,151
Current Assets                                                                                            21,043             30,418
Total Assets                                                                                             201,364            217,646
Current Liabilities                                                                                      132,997             16,492
Long-term debt, excluding
current portion                                                                                            1,780            116,702
Total Liabilities                                                                                        139,193            136,436
Stockholders Equity                                                                                       62,171             79,040


A full report will be available in the Form 10-Q to be filed with the securities and Exchange Commission.

                                                          AKI Holding Corp.
                                                          December 31, 1998
                                                           (In thousands)


                                                                    Three months                                Six months
                                                                 ended December 31,                          ended December 31,



                                                           1997                   1998                    1997              1998
                                                           ----                   ----                    ----              ----


Summary Income
Statement Data:

Net Sales                                                  16,049                  20,437                 37,977             44,461
Gross Profit                                                4,884                   6,777                 13,190             15,380
Selling, general &
administrative expenses                                     2,871                   3,294                  6,187              6,409
Income from operations                                      1,579                   2,331                  6,259              6,668
Interest expense                                            1,954                   4,149                  3,405              8,245
Net Income (loss)                                           (446)                 (1,579)                  1,350            (1,903)

Other Data:

Depreciation & amortization                                 1,404                   2,188                  2,805              4,374
Capital Expenditures                                          450                     979                    898              1,657
EBITDA                                                      2,983                   4,519                  9,064             11,042

Summary Balance
Sheet Data:

Cash                                                                                                       2,277              7,151
Current Assets                                                                                            21,043             30,418
Total Assets                                                                                             201,364            217,646
Current Liabilities                                                                                      132,997             16,492
Long-term debt, excluding
current portion                                                                                            1,780            144,478
Total Liabilities                                                                                        139,193            164,212
Stockholders Equity                                                                                       62,171             53,434



A full report will be available in the Form 10-Q to be filed with the securities and Exchange Commission.